EXHIBIT 2.2

Urkundenrolle Nr. 48für das Jahr 2011 B

Transacted in Frankfurt/M., this July 30, 2011

Before me, the undersigned

Dr. Oliver M. Bühr

Notary Public

in the district of the court of appeals {Oberlandesgericht) Frankfurt am Main with official residence in Frankfurt am Main

coming on request to the offices of White & Case LLP, Bockenheimer Landstraße 20,

60323 Frankfurt am Main

appeared today:

I.	Jeffrey Ryan Brown, born on November 10, 1968 with business address 193 Florence Avenue, Oakland, CA94618, U.S.A:, identified by his US passport acting according to his declarations not in his own name and on his own behalf, but in the name and on behalf of

1.	AVG Technologies GER GmbH, having its corporate seat at Frankfurt am Main, Federal Republic of Germany, and its principal place of business at Eschenheimer Anlage 1, 60316 Frankfurt am Main, Federal Republic of Germany, registered in the commercial register of the Local Court of Frankfurt am Main under HRB 84168 (the “Purchaser”); by virtue of a power of attorney dated July 28, 2011, the copy of which was presented to the notary.

2.	AVG Technologies, N.V., having its registered office at Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands (the “Purchaser’s Guarantor”}

by virtue of a power of attorney dated July 28, 2011, the copy of which was presented to the notary.

3.	AVG Technologies CY Limited, having its registered office at Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands

by virtue of a power of attorney dated July 29, 2011, the copy of which was presented to the notary.

The person appearing under I promised to hand the originals of these powers of attorney including a proof of the representational power of the signatories later. The notary will attach certified copies of the originals as attachments to this Deed.

II.	Andreas Stilcken, born on November 19, 1959, Rechtsanwalt, with business address Bockenheimer Landstr. 20, D-60323 Frankfurt am Main identified by his German ID card, acting according to his declarations not in his own name and on his own behalf, but in the name and on behalf of

4.	Blitz F11-eins-nuil GmbH, having its corporate seat at Frankfurt am Main, Federal Republic of Germany, and its business address at Brückenweg 5, 64665 Alsbach, Federal Republic of Germany, registered in the commercial register of the Local Court of Frankfurt am Main under HRB 90231 (“Seller 1”)

by virtue of a notarially certified power of attorney dated July 30, 2011, the original of which was presented to the notary and a certified copy of which will be attached to this Deed; and

5.	Christoph Laumann, born on January 28, 1981, with business address Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany (“Seller 2”), by virtue of a notarially certified power of attorney dated July 30, 2011, the original of which was presented to the notary and a certified copy of which will be attached to this Deed.

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6.	Tibor Schiemann, born on November 15, 1981, with business address Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany (“Seller 3”)

by virtue of a notarially certified power of attorney dated July 30, 2011, the original of which was presented to the notary and a certified copy of which will be attached to this Deed.

(Seller 2 and Seller 3 collectively the “Founders”).

Neither the Notary nor the proxies assume any liability as to the validity and/or the scope of the powers of attorney presented. The notary informed those appearing that the original of the power of attorney should be submitted at the recording accompanied by proof of the representational power of the signatories. The powers of attorney for the person appearing under I were not submitted as an original and were not accompanied by proof of representational powers. In spite of being informed of the related risks those appearing asked for immediate notarial recording.

The persons appearing stated that the Parties represented by them have requested that this deed be recorded in the English language. As the Notary and the persons appearing have sufficient command of the English language, this recording is done in English.

On being asked whether there had been any prior involvement by the Notary in terms of Section 3(1) no. 7 of the German Notarization Act {Beurkundungsgesetz), the provisions of which had been explained by the Notary, the persons appearing said that there had been no such prior involvement.

The parties hereto incorporate into this deed by referral the notarial deed of July 29/30, 2011 (“Reference Deed” Bezugsurkunde) (no. 44./2011 B of the notarial records register for 2011 of the Notary Dr. Oliver M. Biihr, Frankfurt/M), which contains the Table of Schedules to the SPA, Schedules A and 1 through 16 to the SPA.

The Parties hereto waive their right to have the Reference Deed read aloud to them and to have it attached to the present deed. The Reference Deed was available to the parties hereto in original during notarization. The Parties hereto confirm that they have full knowledge of the Reference Deed.

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The persons appearing, acting as aforesaid, then requested the Notary to notarize the attached

Share Purchase Agreement (“SPA”)

The Notary advised the Parties as follows:

1.	When a German notary records a transfer of shares in a limited liability company incorporated under German law he is required, inter alia, to submit without undue delay a list of shareholders as soon as the transfer has become effective. This list of shareholders must show the shares held by the Parties to the deed as well as the nominal values of these shares.

2.	For legal purposes, in particular in relation to the company, anyone is entered into the list of shareholders is deemed as the owner of a share. A legal transaction undertaken by the Purchaser in respect of the shareholding will only be deemed as valid ab initio, if a (new) list is entered into the commercial register following that legal transaction, failing which the transaction takes no effect. Caution should be used therefore if the Purchaser enters into legal transactions prior to entering the list of shareholders in the commercial register.

If the Seller was entered into the list of shareholders incorrectly, the Purchaser may obtain ownership of the share in good faith.

No good faith acquisition is possible, if

2.1	the first of shareholders has been incorrect for less than three years at the time of the acquisition and the true owner cannot be held responsible for not having been entered. Thereafter, he is no longer protected,

2.2	the Purchaser is unaware of the incorrectness if he is unaware of it as a result of gross negligence,

2.3	an objection has been raised in relation to the list of shareholders, i.e. its correctness has been questioned by the commercial register.

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3.	If a transfer of shares is made under one or more conditions the notary must not file an amended list of shareholders with the commercial register until the Parties have notified him of the condition or conditions being met.

4.	The Purchaser is liable together with the Seller for any contributions to the share capital which is outstanding at the time of registration of the list of shareholders in the commercial register,

5.	The Seller will be liable if any contributions towards a share that have not yet been made cannot be collected from the Purchaser at the time of such contribution becoming due and payable.

6.	The Notary is unaware of the tax situations of the Parties. He did not review any tax effects that this agreement might have.

7.	The Notary is required under sec. 54 of the Income Tax Implementation Ordinance to furnish the tax office with a certified copy of this deed.

8.	The Parties are jointly and severally liable for the costs incurred by this deed. Any agreements deviating therefrom in this deed only have effect in the internal relationship of the Parties.

9.	The Company does not own real estate.

The above record including the Share Purchase Agreement (SPA), was read aloud by the officiating Notary to the persons appearing, it was approved by them and was signed by them and by the officiating Notary with their own hands as follows:

/s/ Jeffrey Ryan Brown

/s/ Stilken

/s/ Oliver Bühr, Notar

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SHARE PURCHASE AGREEMENT

DATED July 30, 2011

AVG TECHNOLOGIES GER GMBH,

AVG TECHNOLOGIES, N.V.,

AVG TECHNOLOGIES CY LIMITED,

BLITZ F11-EINS-NULL GMBH

CHRISTOPH LAUMANN

AND

TIBOR SCHIEMANN

relating to the sale, purchase and contribution

of 100% shares of TuneUp Software GmbH

TABLE OF CONTENTS:

SCHEDULES:

Schedule A	Asset Purchase Agreement
Schedule 1	Seller 1’s and Purchaser’s Bank Account Numbers
Schedule 2	Earn-Out Consideration – Reporting Lines
Schedule 3	Share Subscription and Exchange Agreement
Schedule 4	List of Key Personnel
Schedule 5	Amendment to Founders’ Service Agreements
Schedule 6	Amendment to Purchaser’s Articles of Association
Schedule 7	Escrow Agreement
Schedule 8	Disclosure Schedule
Schedule 9	Accounts
Schedule 10	Representations and Warranties
Schedule 11	[Intentionally left blank]
Schedule 12	Working Capital Definition based on German GAAP
Schedule 13	AVG Corporate Signing Matrix
Schedule 14	Arbitration Agreement
Schedule 15	Software Development Agreement
Schedule 16	Software Distribution and License Agreement

This Share Purchase Agreement (this “Agreement”) is entered into as of July 30, 2011 by and between:

(1)	AVG Technologies GER GmbH, having its corporate seat at Frankfurt am Main, Federal Republic of Germany, and its principal place of business at Eschenheimer Anlage 1, 60316 Frankfurt am Main, Federal Republic of Germany, registered in the commercial register of the Local Court of Frankfurt am Main under HRB 84168 (the “Purchaser”);

(2)	AVG Technologies, N.V., having its registered office at Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands (the “Purchaser’s Guarantor”);

(3)	AVG Technologies CY Limited, having its registered office at Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands; and

(4)	Blitz F11-eins-null GmbH, having its corporate seat at Frankfurt am Main, Federal Republic of Germany, and its business address at Brückenweg 5, 64665 Alsbach, Federal Republic of Germany, registered in the commercial register of the Local Court of Frankfurt am Main under HRB 90231 (“Seller 1”), and

(5)	Christoph Laumann, born on January 28, 1981, with business address Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany (“Seller 2”), and

(6)	Tibor Schiemann, born on November 15, 1981, with business address Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany (“Seller 3”)

(Seller 2 and Seller 3 collectively the “Founders”).

The Purchaser, the Purchaser’s Guarantor, AVG Technologies CY Limited, Seller 1, Seller 2 and Seller 3 are herein also referred to each a “Party”, and together the “Parties”.

RECITALS

(A)	TuneUp Software GmbH is a limited liability company incorporated under the laws of the Federal Republic of Germany which (i) has its corporate seat at Darmstadt, Federal Republic of Germany and its principal place of business at Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany, (ii) is registered with the commercial register at the Local Court (Amtsgericht) of Darmstadt under No. HRB 7092 and (iii) conducts a business consisting in the provision of software tools that enable users to achieve optimal use of the operating systems of their personal computers by increasing their performance and security (the “Company”).

The Company’s original share capital (Stammkapital) amounted to EUR 25,600 (in words: twenty five thousand six hundred Euros) which was divided into two shares each of a nominal amount of EUR 12,800 (in words: twelve thousand eight hundred Euros) with each of the Founders holding one (1) share in an amount of EUR 12,800 (in words: twelve thousand eight hundred Euros).

(B)	Seller 1 has been acquired by the Founders to hold parts of their shares in the Company. Seller’s 1 share capital (Stammkapital) at the time of acquisition amounted to EUR 25,000 (in words: twenty-five thousand Euros) of which 12,500 shares each in a nominal amount of EUR 1 (in words: 1 Euro) was acquired by each of the Founders. Pursuant to a shareholders’ resolution to be adopted by the Founders the share capital of Seller 1 shall be increased from EUR 25,000 (in words: twenty five thousand Euros) to EUR 26,000 (in words: twenty-six thousand Euros) by way of a contribution in kind (Sachkapitalerhöhung). Seller 2 and Seller 3 shall subscribe for the new shares in the aggregate amount of EUR 1,000. The contribution in kind shall be made by each Founder through contributing to Seller 1 a share in the nominal amount of EUR 640 held by each of the Founders in the Company (in the aggregate shares in the Company in the nominal amount of EUR 1,280). Upon registration of the capital increase in the commercial register of the Seller 1, Seller 2 shall become the owner of an additional share in Seller 1 in a nominal amount of EUR 500 (in words: five hundred Euros) and Seller 3 shall become the owner of an additional share in Seller 1 in a nominal amount of EUR 500 (in words: five hundred Euros). Upon registration of the capital increase of Seller 1 referred to herein, the Founders will at equal parts be the owners of all shares in the share capital of Seller 1.

(C)	By way of a Share Purchase and Assignment Agreement each of the Founders will sell and assign to Seller 1 shares in the Company amounting nominally to EUR 11,520, i. e. EUR 23,040 in the aggregate (90% of the share capital). Upon contribution of the shares referred to at Recital (B) above, the Seller 1 will at the same time be the 95% shareholder of the Company.

(D)	Subject to the terms and conditions of this Agreement Seller 1 desires to sell, transfer, assign and deliver to Purchaser and Purchaser desires to purchase and acquire from Seller 1 all of Seller 1’s right, title and interest of shares held by Seller 1 in the Company representing 90 % of the share capital of the Company, which means one share in the nominal amount of EUR 11,520 (previously held by Seller 2) and one share in the nominal amount of EUR 11,520 (previously held by Seller 3) (together “Purchased Shares”).

(E)	Seller 1 and the Founders wish to contribute to the Purchaser by way of contribution in kind (Sachkapitalerhöhung) all of their shares in the Company other than the Purchased Shares as follows: Seller 1 two shares in the nominal amount of EUR 640 each (in the aggregate EUR 1,280), Seller 2 and Seller 3 one share in the nominal amount of EUR 640 each (such shares collectively the “Contributed Shares”), against issuance of new shares in the Purchaser the nominal amounts of EUR 3,124 for Seller 1, and EUR 1,563 for Seller 2 and Seller 3 each. Upon registration of the capital increase in the commercial register, the shares in Purchaser will be held as follows (rounded figures):

80% Purchaser’s Guarantor

10% Seller 1

5% Seller 2

5% Seller 3

(F)	AVG Technologies CY Limited, an Affiliate of Purchaser, on or about the date of this Agreement, has entered or will enter, into a separate Asset Purchase Agreement relating to the purchase of the Company Software (“APA”), a copy of the final draft APA being attached hereto as Schedule A (there being agreement that the transactions contemplated by this Agreement and by the APA are interrelated as provided for herein and therein, respectively).

On these premises the Parties agree as follows:

AGREEMENT

Article 1

Definitions and Interpretation

1.1	The following capitalized terms shall have the meaning set forth below:

1.1.1	Accounting Procedures means the consistent application of the Company’s accounting principles based on German GAAP (Grundsätze ordnungsgemäßger Buchführung (GoB)) and in a manner consistent with the Company’s previous annual financial statements;

1.1.2	Accounts means the Company’s and the Subsidiaries’ financial statements as at the Accounts Date, including a balance sheet (Bilanz), profit and loss statement (Gewinn- und Verlustrechnung), as well as trial balances for the year 2010 all as to be contained in Schedule 9, upon delivery pursuant to the terms herein;

1.1.3	Accounts Date means December 31, 2010;

1.1.4	Affiliate means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, or as trustee, personal representative, or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting rights, as trustee, personal representative, or executor, by contract or otherwise, including, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person; provided, further, that, for the purposes of Schedule 2 of this Agreement, an Affiliate of Purchaser shall also include (a) any Person that directly or indirectly owns, or in which such Person directly or indirectly owns more than five percent (5%) of any class of capital stock or other equity interest of such Person, (b) in the case of a corporation, any officer or director of such corporation, (c) in the case of a partnership, any general partner of such partnership, (d) in the case of a trust, any trustee or beneficiary of such trust, (e) any spouse, parent, sibling or child of any individual described in clauses (a) through (d) above, and (f) any trust for the benefit of any individual described in clauses (a) through (c) above or for the benefit of any spouse, parent, sibling, child or lineal descendant of any individual described in clauses (a) through (e) above;

1.1.5	Agreed Form means, in relation to any document, the form of that document which has been initialed for the purpose of identification by the Parties;

1.1.6	APA has the meaning ascribed to it in the Recitals;

1.1.7	Articles of Association means the Company’s Amended Articles of Association, which were last submitted to the Commercial Register (Handelsregister) kept by the Local Court (Amtsgericht) in Darmstadt;

1.1.8	BGB means the German Civil Code (Bürgerliches Gesetzbuch)

1.1.9	Business means the business conducted by the Company prior to Closing, consisting in the design, development, marketing, licensing and operation of the Company Software;

1.1.10	Business Day means a day (other than Saturday or Sunday) on which banks are generally open in Frankfurt am Main, Germany, for normal business;

1.1.11	Cash Payment has the meaning ascribed to it in Paragraph 3.1.1;

1.1.12	Closing has the meaning ascribed to it in Paragraph 5.1;

1.1.13	Closing Actions has the meaning ascribed to it in Paragraph 5.3;

1.1.14	Closing Certificate has the meaning ascribe do it in Paragraph 5.4;

1.1.15	Closing Date has the meaning ascribed to it in Paragraph 5.1;

1.1.16	Collective Agreement has the meaning ascribed to it in Schedule 10;

1.1.17	Company has the meaning ascribed to it in the Recitals;

1.1.18	Company Intellectual Property means any Intellectual Property that is or has been used in (including, without limitation, in the development of) the Company’s business and/or in any product, technology or process (i) currently being or formerly manufactured, published, distributed, licensed or marketed by the Company or (ii) currently under development for possible future manufacturing, publication, distribution, licensing, marketing or other use by the Company, in particular, but not limited to, the Company Software;

1.1.19	Company Net Working Capital Amount means the working capital calculated as of June 30, 2011 in accordance with Schedule 12;

1.1.20	Company Transaction Expenses means all reasonable expenses of the Company and the Subsidiaries not exceeding an amount of 610,000 Euros (EUR six hundred and ten thousand), incurred or to be incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the APA and the consummation of the transactions contemplated hereby and thereby as well as the Closing of the same, including out-of pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, severance payments to directors, officers and employees, bonuses, retention payments and any other change-of-control or similar payments payable as a result of or in connection with the transactions contemplated by this Agreement and the APA, payable by the Company or the Subsidiaries (prior to and through and including the Closing Date) and which have not been paid as of the Closing Date.

1.1.21

Company Software means the source code, object code, and all technical and descriptive materials relating to its acquisition, design, development, use or maintenance of its computer code, and all program documentation and materials in any and all languages and all related Company Intellectual Property necessary to permit the Company, the Subsidiaries and the purchaser under the APA to conduct a business immediately after the Closing equivalent to the Company’s and the Subsidiaries’ business prior to the Closing, but does not include any software developed by the Company that has never been (i) marketed, distributed, or licensed by the Company or the Subsidiaries to any third parties; (ii) implemented into a product which has ever been marketed, distributed, or licensed by the Company; or (iii) used in connection with the development by the Company of software that has ever been marketed, distributed, or licensed by the Company or the Subsidiaries to any third parties;

1.1.22	Competing Activity has the meaning ascribed to it in Paragraph 12.1.1;

1.1.23	Confidential Information has the meaning ascribed to it in Paragraph 11.1;

1.1.24	Contract means any written agreement, contract or instrument including all amendments thereto;

1.1.25	Contributed Shares has the meaning ascribed to it in the Recitals (E);

1.1.26	Contribution has the meaning ascribed to it in Paragraph 3.1.3.

1.1.27	Copyrights means all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof;

1.1.28	Customer Information has the meaning ascribed to it in Schedule 10;

1.1.29	Data Room means the virtual data room provided by the Seller 1 to the Purchaser and its Representatives via Merrill Datasite from May 20, 2011 through July, 1, 2011;

1.1.30	Deductible has the meaning ascribed to it in Paragraph 8.16;

1.1.31	Disclosing Party has the meaning ascribed to it in Paragraph 11.1;

1.1.32	Disclosure Schedule has the meaning ascribed to it in Schedule 8;

1.1.33	Dispute Meeting has the meaning ascribed to it in Paragraph 19.2;

1.1.34	Disputes Notice has the meaning ascribed to it in Paragraph 19.2;

1.1.35	Earn-Out Consideration has the meaning ascribed to it in Paragraph 3.1.2;

1.1.36	Employment means the employment between the Company, on the one hand, and either of the Founders or both of them, on the other hand;

1.1.37	Employment Agreements means the agreements in Agreed Form in Schedule 5;

1.1.38	Escrow Agent shall mean JP Morgan, Frankfurt am Main;

1.1.39	Escrow Agreement means the agreement in the Agreed Form in Schedule 7;

1.1.40	Escrow Amount has the meaning ascribed to it in Paragraph 3.2;

1.1.41	Escrow Deposit Confirmation has the meaning ascribed to it in Paragraph 3.5;

1.1.42	Escrow Period has the meaning ascribed to it in Paragraph 8.9;

1.1.43	Estimated Company Net Working Capital Amount means an amount of EUR 1.875 million (one million eight hundred and seventy five thousand Euro) as per June 30, 2011;

1.1.44	Final Company Net Working Capital Calculation has the meaning ascribed to it in Paragraph 3.3.1;

1.1.45	GAAP means generally accepted accounting principles in the stated jurisdiction consistently applied, as in effect from time to time;

1.1.46	General Cap has the meaning ascribed to it in Paragraph 8.16;

1.1.47	Governmental Entity means any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange;

1.1.48	HGB means the German Commercial Code (Handelsgesetzbuch);

1.1.49	Indemnification Claim means any claim by an Indemnified Party against the Seller 1 and/or the Founders for any breach or alleged breach of the Representations and Warranties, covenants or any other obligation by the Seller 1 under this Agreement or the APA;

1.1.50	Indemnified Parties has the meaning ascribed to it in Paragraph 8.6;

1.1.51	Independent Accountant has the meaning ascribed to it in Paragraph 3.3.3;

1.1.52	Intellectual Property means all patents (including, without limitation, all registered patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), design rights, trademarks, trade names and service marks (whether or not registered), trade dress, logos, Internet domain names, copyrights (whether or not registered) and any renewal rights therefore, sui generis database rights, statistical models, technology, inventions, supplier lists, Trade Secrets, Copyrights, know-how, computer software programs or applications in both source and object code form, databases, technical documentation of such software programs in any language, registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials;

1.1.53	Intellectual Property Rights means any or all rights in and to Intellectual Property and intangible industrial property rights corresponding or equivalent to any of the foregoing anywhere in the world;

1.1.54	Interim Dividend has the meaning ascribed to it in Paragraph 6.2;

1.1.55	Interim Period means the period between the date of this Agreement and Closing;

1.1.56	Key Personnel means persons listed in Schedule 4;

1.1.57	Law means any statute, law, ordinance, rule or regulation of any Governmental Entity.

1.1.58	Liabilities means all financial debts, liabilities, commitments or obligations of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, fixed, or absolute, contingent or otherwise, and whether due or to become due;

1.1.59	Liens mean any liens, pledges, charges, claims, restrictions on transfer, rights or options of any third party to acquire security interests, mortgages, encumbrances and restrictions of any kind;

1.1.60	Losses mean any and all claims, actions, causes of action, judgments, awards, Liabilities, losses, costs or damages, including reasonable attorneys’ fees and expenses but excluding lost profits, lost revenues, lost opportunities and any consequential, indirect, punitive and other special damages regardless of the legal theory. In no event shall “Losses” be calculated based on any multiple of lost earnings or other similar methodology used to value the equity of the Company and the Subsidiaries or any other Person;

1.1.61	New AVG GmbH Shares mean the new shares issued by the Purchaser and subscribed by the Seller 1 as further ascribed in Paragraph 10.9;

1.1.62	New AVG NV Shares mean the new shares to be issued by the Purchaser’s Guarantor to the Seller 1 in exchange of New AVG GmbH Shares as further ascribed in Paragraph 10.10;

1.1.63	Officer’s Certificate means a certificate signed by any officer of Purchaser: (i) stating that Purchaser has paid, incurred, properly accrued or is likely to incur Losses, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, incurred, properly accrued or is likely to be incurred, and the nature of the breach of Representations, Warranties, covenants, agreements or obligations contained in this Agreement to which such item is related;

1.1.64	Open Source Materials has the meaning ascribed to it in Schedule 10;

1.1.65	Payment Confirmation has the meaning ascribed to it in Paragraph 3.5;

1.1.66	Pension Commitments has the meaning ascribed to it in Schedule 10;

1.1.67	Person means an individual, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Entity;

1.1.68	Purchase Price has the meaning ascribed to it in Paragraph 3.1.3;

1.1.69	Purchaser has the meaning ascribed to it in the caption of this Agreement;

1.1.70	Purchaser’s Guarantor has the meaning ascribed to it in the caption of this Agreement;

1.1.71	Purchaser’s Representatives shall mean the following individuals: Jeff Brown, Yuval Ben-Itzhak, David Ferguson, Rob Blasman, Eric Siegler;

1.1.72	Purchased Shares has the meaning ascribed to it in the Recitals;

1.1.73	Qualifying Loss shall mean any individual indemnifiable Loss based on an Indemnification Claim (that is not related to any other Loss) in excess of EUR 25,000 (in words: twenty-five thousand Euros);

1.1.74	Receiving Party has the meaning ascribed to it in Paragraph 11.1;

1.1.75	Representatives of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person;

1.1.76	Representations and Warranties means any of the representations and warranties of the Seller 1 contained in Schedule 10 of this Agreement;

1.1.77	Seller 1 has the meaning ascribed to it in the caption of this Agreement;

1.1.78	Seller 2 has the meaning ascribed to it in the caption of this Agreement;

1.1.79	Seller 3 has the meaning ascribed to it in the caption of this Agreement;

1.1.80	Seller 1’s Knowledge shall have the meaning ascribed to it in Paragraph 8.14;

1.1.81	Share Exchange Agreement shall mean the Share Subscription and Exchange Agreement attached hereto as Schedule 3;

1.1.82	Software Development Agreement means the agreement between AVG Technologies CY Limited and the Company whereby the Company shall further develop the Company Software for AVG Technologies CY Limited;

1.1.83	Software Distribution and License Agreement means the agreement whereby AVG Technologies CY Limited will make available to the Company certain Company Software by way of a license in order to allow the Company to continue its operations consistent with past practice;

1.1.84	Subsidiaries means, collectively, TuneUp Distribution GmbH, having its corporate seat at Darmstadt, Germany, and its principal place of business at Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany, and TuneUp Corporation, having its registered office at 1221 Bichell Avenue, Miami, Florida 33131, United States of America;

1.1.85	Tax means any income tax, capital gains tax, goods and services tax, value added tax or another transfer or associated registration tax, company tax, land tax, sales tax, payroll tax, fringe benefit tax, group tax, profit tax, interest tax, property tax, withholding tax, municipal rates, stamp duties, stamp duty reserve tax, insurance premium tax, social security/charges payments and other charges, levies and impositions (other than royalties), assessed or charged, or assessable or chargeable, by or payable to any federal, state, cantonal, municipal or other governmental taxation or excise authority and includes any additional tax, interest, penalty, charge, fee or other amount imposed or made on or in relation to a failure to file a relevant return or pay the relevant tax;

1.1.86	Third Party Claim has the meaning ascribed to it in Paragraph 8.7;

1.1.87	Third Party Software Components mean software components based on Intellectual Property Rights owned by third parties;

1.1.88	Trade Secrets means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provide Company with advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, formulae, diaries, notebooks, specifications, designs, methods of manufacture, data processing software, compilations of information) and all claims and rights related thereto; and

1.1.89	Working Capital Adjustment has the meaning ascribed to it in Paragraph 3.3.4;

1.2	In this Agreement, unless the context otherwise requires:

1.2.1	references in this Agreement to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication;

1.2.2	the phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser, material that has been posted, retained and thereby made available to Purchaser through the Data Room);

1.2.3	words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

1.2.4	references to “day” or “days” are to calendar days;

1.2.5	references to “the date hereof” shall mean as of the date of this Agreement;

1.2.6	the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

1.2.7	this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

1.2.8	“include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

1.2.9	a reference to an Article, Paragraph, or Schedule is a reference to an article, paragraph or schedule to this Agreement. The Schedules form part of this Agreement; and

1.2.10	the headings in this Agreement do not affect its interpretation.

Article 2

Sale and Transfer of Purchased Shares; Contribution of Contributed Shares

2.1	Seller 1 hereby sells (verkauft), in accordance with the terms and conditions of and subject to the Closing under this Agreement, to Purchaser the Purchased Shares, free and clear of any Liens, together with all rights and ancillary rights (subject to the payment of the Interim Dividend to the Founders, including rights to dividends of the Company not distributed as of the date hereof) and Purchaser hereby accepts such sale.

2.2	With legal effect as at consummation of the Closing and subject to the condition precedent (aufschiebende Bedingung) of the occurrence of the payment of the Cash Payment, Seller 1 hereby transfers and assigns (tritt ab) to Purchaser the Purchased Shares. Purchaser hereby accepts such transfer. The transfer of the Purchased Shares by Seller 1 shall include all ancillary rights appertaining thereto (Nebenrechte) (including (subject to the payment of the Interim Dividend to the Founders) the rights to any undistributed but distributable profits of the Company from any periods prior to the Closing Date).

2.3	Seller 1 hereby waives and releases, subject to the occurrence of the Closing and effective as of the Closing, any and all rights, claims and causes of action assertable against the Company in respect of its ownership of any securities of the Company and any and all agreements related to its interest as a security holder of the Company between the Seller 1 and the Company.

2.4	On the Closing Date, Seller 1, Seller 2 and Seller 3 shall contribute the Contributed Shares to the Purchaser as set forth in Paragraph 5.3.

Article 3

Purchase Price

3.1	As consideration for the sale and transfer of the Purchased Shares to Purchaser, Purchaser shall pay or contribute to the Seller 1, subject to any adjustment pursuant to this Agreement, the elements set forth in Paragraphs 3.1.1 and 3.1.2, and as consideration for the Contribution of the Contributed Shares, Purchaser shall effect the transaction contemplated in Paragraph 3.1.3:

3.1.1	an amount of EUR 18,934,054 (in words: Eighteen Million Nine Hundred Thirty Four Thousand Fifty Four Euros)(“Cash Payment”), for the Purchased Shares payable at Closing as a single cash payment to the Seller 1, subject to the withholding set out in Paragraph 3.2, by wire transfer of immediately available funds to the bank account set out in Schedule 1;

3.1.2	an amount of up to EUR 10,000,000 (in words: ten million Euros) in cash, subject to the fulfillment of the conditions and in accordance with the terms specified in Schedule 2 (the “Earn-Out Consideration”), payable to the Seller 1 by wire transfer of immediately available funds to a bank account set out in Schedule 1; and

3.1.3

as consideration for the Contributed Shares, Seller 1 shall receive newly issued shares in Purchaser in the nominal amount of Euro 3,124 representing 10 % of issued and outstanding capital of the Purchaser and each of Sellers 2 and 3 shall receive newly issued shares in Purchaser in the nominal amount of EUR 1,563, each representing 5 % of issued and outstanding capital of the Purchaser (the “Contribution”). Purchaser shall be obliged to disclose the Contributed Shares received by way of contribution in kind of Seller 1’s tax book value according to section 2) point (1) sentence 2 German reorganization tax at as set forth in detail in the Share Exchange Agreement subject to the fulfillment of the conditions and in accordance with the terms specified in Schedule 3;

(the Cash Payment, the Earn-Out Consideration, the Contribution and the Share Exchange Agreement, as ultimately determined in accordance with the terms and conditions of this Agreement, are collectively referred to as the “Purchase Price”).

3.2	A portion of the Cash Payment to be payable to the Seller 1 in accordance with Paragraph 3.1.1 above equal to an amount of EUR 5,000,000 (in words: five million Euros) shall be withheld by the Purchaser and paid by the Purchaser on behalf of the Seller 1 to the Escrow Account held by the Escrow Agent (the “Escrow Amount”). The Escrow Amount will serve as a partial security for Indemnification Claims of Purchaser against the Seller 1.

3.3	The Cash Payment shall be subject to the following adjustment:

3.3.1	Within Forty (40) Business Days following the Closing Date, Purchaser shall prepare and deliver to the Seller 1 a final calculation of the Company Net Working Capital Amount in accordance with the Accounting Procedures (the “Final Company Net Working Capital Calculation”). Purchaser shall procure that the Company provides Seller 1 and Seller 1’s representatives with reasonable access to the Company’s books, records and personnel at no cost for the Seller 1 during Thirty (30) Business Days immediately following receipt of the Final Company Net Working Capital Calculation in order to permit Seller 1 and Seller 1’s representatives to review Purchaser’s Final Company Net Working Capital Calculation.

3.3.2	If within Thirty (30) Business Days following Seller 1’s receipt of the Final Company Net Working Capital Calculation, Seller 1 has not provided Purchaser with written objections to the Final Company Net Working Capital Calculation, then such calculation shall be final, binding and conclusive on the Parties.

3.3.3	If the Seller 1 within Thirty (30) Business Days following the Seller 1’s receipt of the Final Company Net Working Capital Calculation gives Purchaser written notice of its objections to the Final Company Net Working Capital Calculation, Seller 1 and Purchaser, and their respective Representatives, shall attempt in good faith to agree upon the Company Net Working Capital Amount as of Closing. If Seller 1 and Purchaser fail to resolve the issues raised by the Seller 1’s objections within Thirty (30) Business Days from Purchaser’s receipt of said objections, Seller 1 and Purchaser shall submit their issues remaining in dispute to a mutually agreeable third party accounting firm of international recognition (the “Independent Accountant”), it being understood that the Independent Accountant in such case shall act as an expert (Schiedsgutachter) and not as an arbitrator. If the Parties cannot agree upon the Independent Accountant within Ten (10) Business Days after the respective request for such designation, the Independent Accountant shall be appointed, upon request of either Party, by the chairman of the board of the German Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V). If issues are submitted to the Independent Accountant to settle the disagreement:

(A)	Seller 1 and Purchaser shall furnish or cause to be furnished to the Independent Accountant and to the other Party such work papers and other documents and information relating to the disputed issues as the Independent Accountant may request and are available to the Seller 1 or the Purchaser or their Representatives, and shall be afforded the opportunity to present to the Independent Accountant any material relating to the disputed issues and to discuss the issues with the Independent Accountant

(B)	the determination by the Independent Accountant of the Company Net Working Capital Amount, as set forth in a notice to be delivered to the Seller 1 and Purchaser (who shall use reasonable efforts to ensure that such notice be delivered within Thirty (30) Business Days of the submission to the Independent Accountants of the issues remaining in dispute), shall be final, binding and conclusive on the Parties;

(C)	unless jointly instructed otherwise by Seller 1 and Purchaser, the Independent Accountant shall limit his decisions to the issues in dispute, but shall on the basis of such decisions and the undisputed parts of the Final Company Net Working Calculation determine the Company Net Working Capital Amount in its entirety. In respect of the issues in dispute the decisions of the Independent Accountant shall be limited to the positions taken by the Seller 1 and the Purchaser. To the extent necessary for the decisions, the Independent Accountant shall also be entitled to decide on the interpretation of this Agreement; and

(D)	the fees and expenses of the Independent Accountant shall be allocated between the Seller 1 and the Purchaser in the same proportion that the aggregate amount of disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by such group (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted.

3.3.4	The “Working Capital Adjustment” shall mean an amount equal to the difference between the Company Net Working Capital Amount as conclusively determined pursuant to Paragraphs 3.3.1 through 3.3.3 and the Estimated Company Net Working Capital Amount. If the Company Net Working Capital Amount is lower than the Estimated Company Net Working Capital Amount, then, within thirty (30) Business Days of the conclusive determination of the Company Net Working Capital Amount, Seller 1 shall pay to Purchaser the Working Capital Adjustment, such payment to be made by wire transfer of immediately available funds to a bank account specified by Purchaser in writing.

3.4	Seller 1 confirms that the Purchase Price shall be the sole, full, complete and final consideration which Seller 1 is entitled to in connection with the transactions contemplated by this Agreement and Seller 1 shall not be entitled to any additional consideration or payment in connection with the transactions contemplated hereby.

3.5	Seller 1 shall confirm receipt of the Cash Payment immediately upon such receipt by facsimile or PDF to Purchaser (the “Payment Confirmation”). The Parties shall also instruct the Escrow Agent to provide to the Parties written acknowledgement upon receipt of the Escrow Amount on the Escrow Account (the “Escrow Deposit Confirmation”).

3.6	Any payments under this Agreement shall be made by wire transfer of immediately available funds, value as of the relevant due date set out in this Agreement or as otherwise provided by Law, free of bank and/or other charges.

3.7	Except as otherwise expressly set out herein, any payments due to the Seller 1 under this Agreement that are not made when due and payable shall bear interest from and including the respective due date to, and including, the date of actual payment, being the receipt of immediately available funds in the Seller 1’s Account. The interest shall be calculated on the basis of actual days elapsed divided by 360. The interest rate to be used during any given period of three months, starting on the date on which any payment is due, shall be six hundred (600) basis points over EURIBOR for three-month deposits as reported on the first (1st) day of such three-month period.

Article 4

Closing Condition

The obligation of Purchaser to proceed to Closing as set out in Article 5 shall be conditioned upon (aufschiebend bedingt) the fulfillment or waiver of the following condition precedent (the “Closing Condition”): Purchaser and Purchaser’s Guarantor shall have obtained any and all approvals and authorisations given by the Purchaser’s Guarantor’s lenders under that certain credit agreement dated March 15, 2011, which are required to effect the transaction subject to this Agreement. Purchaser shall advise Seller 1 without undue delay about the fulfillment of the Closing Condition.

Article 5

Closing

5.1	Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article 15 the consummation of the sale and transfer of the Purchased Shares and the Contribution in accordance with this Agreement (the “Closing”) shall take place at the offices of Baker & McKenzie, Bethmannstrasse 50, 60311, Frankfurt am Main, Germany, no later than ten (10) Business Days after Closing Condition pursuant to Article 4 has been fulfilled on two (2) consecutive Business Days, or on such other dates or place as the Parties may mutually determine (the “Closing Date”).

5.2	Seller 1 and Purchaser hereby agree to execute and deliver at Closing such documents, certificates of officers and other instruments and shall take, or cause to be taken, the Closing Actions as set forth in Paragraph 5.3 and any additional documents, certificates of officers and other instruments as may reasonably be required to effect the sale, conveyance, transfer, contribution, assignment and delivery by Seller 1 of the Purchased Shares and the Contribution pursuant to and as contemplated by this Agreement and to consummate the acquisition.

5.3	On the Closing Date, the Parties shall take the following actions to effect Closing (the “Closing Actions”) in the following order:

5.3.1	On the first day of the Closing Date, the Parties shall take the following Closing Actions:

5.3.1.1	The Company and AVG Technologies CY Limited shall execute and deliver the APA and the closing and the consummation of the transactions contemplated under the APA shall occur;

5.3.2	The Founders shall adopt a shareholders’ resolution according to which the Company shall be authorized to pay the Interim Dividend to the Founders, and the Company shall provide to Purchaser a bank wire receipt showing evidence of the payment of the net amount of the Interim Dividend to the Founders;

5.3.3	The Escrow Agent, the Purchaser and the Seller 1 shall execute and deliver the Escrow Agreement, which is attached in Agreed Form in Schedule 7.

5.3.4	Seller 1, Seller 2 and the Seller 3 shall execute by way of a notarial deed the share sale and transfer agreement regarding the sale and transfer of the Purchased Shares to Seller 1.

5.3.5	The Founders shall resolve upon the increase of the share capital of Seller 1 from EUR 25,000 (in words: twenty five thousand Euros) to EUR 26,000 (in words: twenty six thousand Euros) by two contributions in kind. Each of the Founders shall contribute to Seller 1 shares held by each of the Founders in the Company in an aggregate nominal amount of EUR 1,280 (in words: one thousand two hundred and eighty Euros) (each of the Founders shall contribute shares representing a nominal amount of EUR 640). Upon registration of the capital increase in the commercial register of the Seller 1, Seller 2 shall become the owner of an additional share in Seller 1 in a nominal amount of EUR 500 (in words: five hundred Euros) and Seller 3 shall become the owner of an additional share in Seller 1 in a nominal amount of EUR 500 (in words: five hundred Euros). The Founders shall subscribe as new shareholders.

5.3.6	On the second day of the Closing Date, the Parties shall take the following Closing Actions:

5.3.6.1	Each of the Founders shall execute and deliver to Purchaser an amendment to his managing director service agreement with the Company substantially in the form as attached in Schedule 5;

5.3.6.2	Seller 1, the Founders, the Purchaser and the Purchaser’s Guarantor shall execute by way of notarial deed the Share Exchange Agreement and the Offer to Transfer Shares;

5.3.6.3	Purchaser and the Company shall execute (i) the Software Distribution and License Agreement and (ii) the Company and AVG Technologies CY Limited shall execute the Software Development Agreement, both substantially in the form as set forth in Schedules 15 and 16;

5.3.6.4	Purchaser’s Guarantor shall sign a shareholder’s resolution to increase the share capital of Purchaser from Euro 25,000 by Euro 6,250 to Euro 31,250 by way of a capital increase against a contribution in kind (Sachkapitalerhöhung) by Seller 1 and the Founders of the Contributed Shares, and the new shares in Purchaser from such capital increase have been subscribed by as follows: a share in the nominal amount of EUR 3,124 by Seller 1, a share in the nominal amount of EUR 1,563 by Seller 2 and a share in the nominal amount of EUR1,563 by Seller 3.

5.3.6.5	The articles of association of Purchaser shall be amended substantially in the form as set forth in Schedule 6.

5.3.6.6	Seller 1 shall receive the Cash Payment less the Escrow Amount and the Escrow Amount shall be received by the Escrow Agent.

5.4	At the Closing Date, each of the Parties shall sign a closing certificate which confirms that all of the Closing Actions have either been fulfilled or their fulfillment has been waived (the “Closing Certificate”).

Article 6

Conduct during Interim Period

6.1	During the Interim Period, without in any way limiting any other obligations of the Founders under this Agreement:

6.1.1	The Founders, subject to applicable Law, shall procure that the Company shall, carry on the business of the Company in the usual, regular and ordinary course of business and consistent with past practices, to pay the material debts and material Taxes of the Company when due, to pay or perform, in the ordinary course of business, other obligations when due, and, to the extent consistent with such business, use its reasonable commercial efforts consistent with past practice and policies to preserve intact the Company’s present business, keep available the services of the Company’s Key Personnel and preserve the Company’s relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired in all material respects the Company’s goodwill and ongoing business at the Closing;

The Founders, subject to applicable Law, shall procure that the Company shall not enter into any transaction, do or perform, or omit to do and perform, any act or thing, if such transaction, action or omission would constitute a breach of any of the Representations and Warranties, covenants or other obligations contained herein, without the prior written consent of Purchaser.

6.2	Notwithstanding any other provision contained in this Agreement, the Parties agree that, following the consummation of the transactions contemplated under the APA and prior to the Closing Date as defined in this Agreement, the Company shall pay to the Founders an interim dividend in an aggregate amount of EUR 5,000,000 (Five Million Euros) (the “Interim Dividend”). Seller 1 and Founders shall ensure that the withholding tax is withheld by the Company and that only the net dividend amount is paid out to the Founders.

Article 7

Additional Agreements

7.1	Subject to the terms and conditions provided in this Agreement, each Party shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the Parties the benefits contemplated by this Agreement.

7.2	If, at any time after the Closing Date, Purchaser shall consider or be advised that any deeds, bills of sale, assignments or assurances or other documents or instruments or any other acts or things are reasonably necessary or proper (i) to vest, perfect and confirm, of record or otherwise, in Purchaser, its right to, and title and interest in, the Purchased Shares and the Contributed Shares or (ii) otherwise to carry out the purposes of this Agreement, Purchaser shall so advise the Seller 1 in writing, and the Seller 1 thereupon shall execute and deliver all such deeds, bills of sale, assignments and assurances and other documents and instruments and do all such other acts and things reasonably necessary, desirable or proper to vest, perfect and confirm its right, title and interest in, to and under the Purchased Shares, and otherwise to carry out the purposes of this Agreement. Purchaser shall, at the request of any of the other Parties hereto, execute and deliver such other instruments and do and perform such other acts and things as may be necessary or proper for effecting completely the consummation of the transactions contemplated by this Agreement.

7.3	Whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses incurred in connection with such transactions including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the Seller 1 with respect to itself and the obligation of the Purchaser with respect to itself, except for (i) the Company Transaction Expenses which shall be borne by the Company and (ii) the notary’s fees for the notarial recording of this Agreement and the APA, which shall be borne by the Purchaser with respect to this Agreement and AVG Technologies CY Limited under the APA with respect to the latter and (iii) the fees of the Escrow Agent which shall be split between Seller 1 and Purchaser in equal parts.

7.4	Without derogating from the indemnity provided for in Article 8, as of the Closing, the Company waives any and all rights, claims and causes of action assertable against the Seller 1 or any of the Founders in connection with the Company (for the avoidance of doubt, including a claim by the Company to repay the Interim Dividend for whatever legal reason; it being understood that if any Law requires the repayment of the Interim Dividend, Purchaser shall pay such amount to the Company on behalf of the Seller 1).

7.5	The Purchaser acknowledges that it is not relying and has not relied upon any express or implied representations, warranties or guarantees of any nature made by the Seller 1 or any of the Founders or on behalf of the Seller 1 or any of the Founders (except as expressly set out in this Agreement).

Neither the Seller 1 nor any of the Founders shall be liable for the correctness of any oral or written statements made by their respective Representatives and/or its Affiliates or, as the case may be, the Representatives of its Affiliates. The knowledge of these persons cannot be attributed to the Seller 1 or any of the Founders, unless expressly otherwise provided in this Agreement.

7.6	None of the following individuals have any actual knowledge (positive Kenntnis) that the Representations and Warranties of the Seller 1 made in this Agreement are inaccurate or untrue (including any knowledge of material errors in or material omissions from the Disclosure Schedule) or that the Seller 1 or the Founders are in breach of any agreement or covenant in this Agreement or the APA currently giving rise to an actionable (einklagbar) Indemnification Claim: Jeff Brown, Yuval Ben-Itzhak, David Ferguson, Rob Blasman, Eric Siegler (“Purchaser’s Representatives”).

7.7	Seller 1 shall use reasonable efforts to procure that the Company deliver to Purchaser, within 45 days following the Closing Date, a written patent opinion provided to the Company by GTC Law Group, outlining the basis for GTC Law Group’s positions regarding the Company’s non-infringement of United States Patent No. US 7,873,877, and regarding the invalidity of such patent.

7.8	To ensure consistency with corporate policies Founders, in their capacity as Managing Directors of the Company, shall procure that the Company delivers to Purchaser within 45 days following the Closing Date, the Company’s and the Subsidiaries’ financial statements as at the last day of the calendar month immediately preceding the Closing Date and covering the year to date period through such last day of such calendar month, including a balance sheet (Bilanz), profit and loss statement (Gewinn- und Verlustrechnung) as well as trial balances all prepared in accordance with the Accounting Procedures.

Article 8

Seller 1’s Representations and Warranties and Indemnity

8.1	The Seller 1 hereby represents and warrants to the Purchaser, in respect to the statements set out in Schedule 10 that each of such statements is true, correct, accurate, complete and not misleading as of the date hereof and shall be true, correct, accurate, complete and not misleading at and as of the Closing Date as though made at and as of that time, except to the extent:

8.1.1	that the relevant Representation or Warranty is expressly stated only as of a specified earlier date, in which case such Representation or Warranty shall be true, correct, accurate, complete and not misleading as of such earlier date;

8.1.2	that any statement becomes untrue, incorrect, inaccurate, incomplete, or misleading, due to an action or omission contemplated by this Agreement or the APA, as applicable;

8.1.3	as qualified in the Disclosure Schedule;

whereby it is understood by the Parties that (i) the Seller 1 shall be liable for any breaches of the Representations and Warranties irrespective of any fault of the Seller 1 (verschuldensunabhängig); and (ii) the Representations and Warranties shall neither constitute a quality agreement (Beschaffenheitsvereinbarung) within the meaning of Section 434 para. 1 BGB, nor a warranty of condition (Beschaffenheitsgarantie) within the meaning of Section 444 BGB but a contractual liability regime of its own kind (vertragliches Haftungsregime sui generis).

8.2	Should any of the Representations and Warranties of the Seller 1 prove to be untrue, incorrect, inaccurate, or incomplete in any material respect or a breach of the Seller 1’s covenants under this Agreement occurs (collectively, a “Warranty Event”), the Purchaser shall give written notice of such Warranty Event to Seller 1 as soon as reasonably practicable after discovery of the relevant facts. Sections 377 HGB and 442 para. 1 BGB shall not apply. In case of a Warranty Event, the Seller 1 shall be liable to Purchaser as follows:

Seller 1 shall either:

8.2.1	put the Purchaser and/or, at the Purchaser’s sole discretion, the Company within a period of thirty (30) Business Days after receipt of such notice by the Purchaser in the same position as the Purchaser or the Company would have been in had the statement been true, correct and not misleading as of the date as of which the statement was given (restitution in kind (Naturalrestitution); or

8.2.2	if and to the extent that the Seller 1 fails to provide restitution in kind in accordance with Paragraph 8.2.1 above or restitution in kind is not possible, Parties shall proceed as set forth in Paragraph 8.6.

8.3	Advantages to the Company and/or the Purchaser in connection with the Warranty Event shall be taken into account and, in the event of an indemnity for an Indemnification Claim, shall reduce its amount (Vorteilsausgleich). Other fiscal effects of a Warranty Event shall not be taken into account.

8.4	In the event that due to the same facts and/or circumstances more than one covenant set forth herein is breached or more than one statement given by the Seller 1 pursuant to Schedule 10 of this Agreement are untrue or incorrect, this shall be considered as one Warranty Event only.

8.5	To the extent permitted by Law, any further remedies and claims other than those explicitly provided for in this Agreement are hereby waived by Purchaser and excluded. Any claims based on statutory principles of breach of contract, in particular under Section 280 BGB (formerly known as “culpa in contrahendo” or “positive Vertragsverletzung”), “kaufrechtliche Gewährleistungsansprüche”, including, but not limited to, subsequent performance (Nacherfüllung) and unwinding (Rückabwicklung), or contestation (Anfechtung) of this Agreement, except for the contestation based on fraudulent deceit (Anfechtung wegen arglistiger Täuschung), as well as any claims based on frustration of contract (Störung der Geschäftsgrundlage) are excluded, save for any remedies of the Purchaser based on fraudulent deceit (arglistige Täuschung) or intentional breach of contract (vorsätzliche Vertragsverletzung). For the avoidance of doubt: any claims for specific performance of this Agreement (Erfüllungsansprüche) shall not be affected by this Article 8.5.

8.6	In case of a Warranty Event, without prejudice to paragraph 8.2.2, the Purchaser shall seek to enforce its Indemnification Claim against the Seller 1 which undertakes to indemnify, and hold Purchaser, or at the election of the Purchaser, the Company (the “Indemnified Parties”) harmless from, any and all Losses incurred in connection therewith. If and to the extent Purchaser is after reasonable collection efforts unable to satisfy such Losses against the Seller 1, each of the Founders shall be liable each as a secondary debtor for the shortfall of such Losses severally, but not jointly.

8.7	Whenever the Purchaser raises an Indemnification Claim against the Seller 1, it shall provide the Seller 1 concerned and its Representatives access, during normal business hours, to all relevant business records and documents, procure that the Company provides the Seller 1 with all relevant information and permits the Seller 1 and its Representatives to consult with the Representatives of the Purchaser or the Company, all to the extent reasonably requested by the Seller 1 for the purpose of establishing its legal position in the defense of the Indemnification Claim, and provided that this is not prohibited by any data protection, bank secrecy or confidentiality laws, unless the confidentiality of such information can be adequately maintained by disclosing it only to advisors of the Seller 1 who shall not disclose such information to the Seller 1.

8.8	If an Indemnification Claim arises as a result of, or in connection with, a Liability or alleged Liability of the Seller 1, the Founders or the Company to a third party (including the threatening of any measure by a Governmental Authority), whether made before or after Closing, in all cases only to the extent which, if accepted by the applicable court or tribunal of competent jurisdiction, would constitute a Warranty Event (a “Third Party Claim”), then, until such time as any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise finally disposed of, the Purchaser shall have sole control of the defense and settlement of such claim; and shall be entitled to receive all reasonable assistance from the Seller 1 in such defense and settlement as follows:

(a)	Purchaser shall promptly notify the Seller 1 of any such Third Party Claim and shall make available to Seller 1 at its own expense all such information as the Seller 1 may reasonably request for assessing, contesting, disputing, defending, compromising or appealing the Third Party Claim and which is available to the Purchaser and shall allow the Seller 1 and its representatives (including advisors) to reasonably contact the management, employees and other representatives of the Purchaser, its Affiliates or the Company;

(b)	Seller 1 shall promptly make available to Purchaser all such information as Purchaser may reasonably request for assessing, contesting, disputing, defending, compromising or appealing the Third Party Claim and which is available to Seller 1;

(c)	Purchaser shall use best efforts to mitigate any Liabilities caused by such Warranty Event;

(d)	Purchaser shall use best efforts not to incur other than reasonable expenses in connection with such Third Party Claim;

(e)	Seller 1 shall co-operate in the preparation, review and signing of any witness statements and exhibits thereto which the Purchaser may reasonably request;

(f)	if Purchaser so requests, Seller 1 shall attend any relevant proceedings as a witness to give evidence and prepare appropriately for such attendance;

(g)	Seller 1 shall be given the opportunity to participate in all negotiations with such third party and any lawyers mandated by the Purchaser and shall also be provided with any relevant and material correspondence between the Purchaser on the one hand and their lawyers or the third party on the other hand.

(h)	Purchaser shall not settle such Third Party Claim or admit to any part of or relating to such Third Party Claim without the prior written consent of the Seller 1;

(i)	Purchaser shall at its own expense consult with the Seller 1 in relation to the conduct of any dispute, defense, compromise or appeal of the Third Party Claim, although, for the avoidance of doubt, the final decision in respect of all relevant matters shall rest with Purchaser;

(j)	Purchaser shall provide Seller 1 with all information as to the progress of the Third Party Claim without request and Seller 1 may attend (where permissible) the relevant negotiation and/or judicial, administrative or arbitration proceedings and present the Purchaser with any and all documents which may mitigate the liability of the Seller 1 hereunder.

The Purchaser shall direct the proceedings with the care of a prudent businessman and reasonably take into account the commercial interests of the Seller 1.

To the extent that a Warranty Event exists, all costs and expenses incurred by the Seller 1 in defending such Third Party Claims shall be borne by it. If it turns out that such Third Party Claim does not exist (e.g. a Warranty Event has not occurred), any external costs and expenses reasonably incurred by the Seller 1 and/or the Founders in connection with the defense (including reasonable advisors’ fees) in excess of costs actually recovered from the third party shall be borne by the Purchaser or the Company, as the case may be. The Escrow Amount shall serve as a partial security for the fulfillment of any Indemnification Claims by the Seller 1.

Without prejudice to the limitations of Seller 1’s liability under this Agreement set out in Paragraphs 8.15 and 8.16, nothing in this Agreement shall be construed as preventing Purchaser from making any Indemnification Claims at any time directly against the Seller 1, including Indemnification Claims for Losses exceeding the amount deposited by the Seller 1 in escrow with the Escrow Agent.

8.9	Subject to the following requirements, the Escrow Amount shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., local time at the office of the Escrow Agent, on the Eighteen (18) month anniversary of the Closing Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to any amount which, in the reasonable judgment of Purchaser, subject to the objection of the Seller 1 and the subsequent resolution of such dispute in the manner provided in Article 19, is necessary to satisfy any then-pending and unsatisfied Indemnification Claims specified in any Officer’s Certificate delivered to the Escrow Agent prior to the termination of the Escrow Period with respect to facts and circumstances existing prior to the termination of such Escrow Period. As soon as all such Indemnification Claims have been resolved, the Escrow Agent shall pay to the Seller 1 the remaining portion of the Escrow Amount, if any, not required to satisfy such claims.

8.10	Upon receipt by the Escrow Agent at any time on or before the last day of the Escrow Period of an Officer’s Certificate, the Escrow Agent shall pay to Purchaser out of the Escrow Amount, as promptly as practicable, an amount equal to the Losses specified in the Officer’s Certificate.

8.11

At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Seller 1 and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no payment to Purchaser of any amounts out of the

Escrow Amount under Paragraph 8.10 unless and until the Escrow Agent shall have received written authorization from Seller 1 to make such payment. After the expiration of such Thirty (30) day period, the Escrow Agent shall make payment from the Escrow Amount in accordance with Paragraph 8.10; provided, however, that no such payment may be made if Seller 1 objects in a written statement to the Indemnification Claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period.

8.12	If the Seller 1 objects in writing to any Indemnification Claim or Indemnification Claims made in any Officer’s Certificate to recover any amount from the Escrow Amount within Thirty (30) days after delivery of such Officer’s Certificate, such objection shall be considered a dispute with Purchaser and shall be resolved in accordance with the provisions of Article 19. The outcome of such dispute resolution procedure shall be binding upon the Escrow Agent.

8.13	Only an Indemnification Claim by any of the Indemnified Parties under this Agreement or under the APA which is undisputed or recognized by arbitral award or decision of an ordinary court of law may be set-off (aufgerechnet) against any claim of the Seller 1 or each respective Founder under this Agreement or under the APA. The exercise of any right of retention (Zurückbehaltungsrecht) in connection with any disputed claim or any claim which has not been recognized by arbitral award or decision of any ordinary court of law shall be excluded.

8.14	To the extent any Representation or Warranty of the Seller 1 is limited by the Seller 1’s Knowledge of a particular fact or other matter, such Seller 1’s Knowledge means that such fact or other matter is actually known by any of the Seller 1 or the Founders (positive Kenntnis) and is deemed to include the knowledge that could have been obtained after due inquiry applying the standard of care of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns) pursuant to Section 43 GmbHG (“Seller 1’s Knowledge”).

8.15

Except in relation to fraud and knowing, intentional or willful breaches of Representations and Warranties by the Seller 1, the Seller 1 shall have no liability for any breaches of Representations and Warranties unless Purchaser files a Dispute Notice, together with the Officer’s Certificate as an Indemnification Claim at any time on or before the last day of the twenty-fourth (24th) month immediately following the Closing Date; should, however, the relevant Indemnification Claim concern a breach of Paragraph 4 of the Representations and Warranties relating to Intellectual Property Rights, set forth in Schedule 10, such Indemnification Claim in relation to such breach may be served at any time on or before the third (3rd) anniversary of the Closing Date. Claims relating to the Tax Representations and Warranties, set forth in Paragraph 5 of Schedule 10 as well as the Tax indemnification in Paragraph 10.4 of this Agreement shall be time-barred (Ausschlussfrist) in accordance with Paragraph 10.8. The covenants of the Seller 1 in this Agreement shall survive for, and Indemnification Claims with respect thereto may be brought hereunder only until the end of, a period of twenty-four (24) months immediately following the Closing unless a specific period is specified in the covenant concerned, in which case it shall survive for the period specified in the applicable covenant.

8.16

Notwithstanding anything to the contrary contained in this Agreement, (i) the Seller 1 shall not be liable for any Indemnification Claim unless and until the aggregate amount of Qualifying Losses equals or exceeds EUR 250,000 (in words: two hundred and fifty thousand Euros), in which case the Seller 1 shall be liable for the aggregate amount of Qualifying Losses and (ii) the Seller 1’s maximum aggregate liability under this Agreement, except for Liability in relation to fraud and knowing, intentional or willful breaches of Representations and Warranties the Seller

1, shall be limited to an amount of EUR 5,000,000 (in words: five million Euros) (the “General Cap”). Notwithstanding anything herein to the contrary, the General Cap shall not apply to Losses incurred based on Indemnification Claims (A) in connection with or arising from any breach of any Representation or Warranty of the Seller 1 set out in Part A of Schedule 10 (Paragraphs 1.1, 1.2, 1.3 and 1.4) and Representations and Warranties set out in Part B, Paragraphs 1.6, 1.7, 1.8, 4 (Intellectual Property Rights) of Schedule 10, in which case the Seller 1’s aggregate liability shall be limited to an amount of EUR 7,500,000 (in words: seven million five hundred thousand Euros), and (B) with respect to the Tax Indemnity set forth in Paragraph 11 and the Tax Warranties in Paragraph 5 of Schedule 10, where the Seller 1’s maximal liability shall be limited to an amount of EUR 10,000,000 (in words: ten million Euros).

8.17	Any remedies of the Purchaser or the Company, as the case may be, in connection with an Indemnification Claim are excluded if and to the extent:

8.17.1	the underlying circumstances were disclosed:

(A)	in any of the Schedules to this Agreement (it being agreed that any matter disclosed pursuant to any section of the Disclosure Schedule shall be deemed disclosed for purposes of any other section of the Disclosures Schedule to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure);

(B)	in the Data Room, the content of which is evidenced by a copy of the Data Room on DVD as set forth hereinafter, provided that the information contained therein was not blackened or omitted unless any blackened information or omission did not materially impede the understanding of the document or its relevance or content; as of the date hereof, the Seller 1 has provided the Purchaser with a DVD that contains electronic copies of all documents contained in the Data Room as of July 1, 2011, a copy of which has been deposited with the acting notary; the Seller 1 confirms that the content of such DVD is identical with the documents made available to the Purchaser and/or its Representatives in the Data Room until July 1, 2011; it being understood that only those facts and circumstances contained in the Data Room shall be deemed to be disclosed that permit Purchaser or Purchaser’s Representatives, applying the care of a prudent reviewer and after having consulted its legal counsel, to reasonably assess the importance and impact of such facts and circumstances in the context of the relevant Representation or Warranty and therefore to infer a currently actionable (einklagbar) claim deriving from a breach of the relevant Representation or Warranty from inspecting the documents contained in the Data Room;

(A) through (B) collectively the “Disclosed Information”). Facts and circumstances that could reasonably be concluded from the Disclosed Information, without making further enquiries, are deemed to be Disclosed Information and to be known by the Purchaser; or

8.17.2	the underlying circumstances are compensated by payments from third parties, including, without limitation, an insurance; or

8.17.3	any Loss resulted from any action of the Purchaser or any of its Representatives or by the fact that the Purchaser or any of its Representatives has failed to take appropriate steps to mitigate the Loss; or

8.17.4	the Indemnification Claim results from or is increased by the passing of, or any change in, after the Closing Date, any Law, accounting policy or administrative practice of any Governmental Authority or regulatory body in effect at the Closing Date; or

8.17.5	to which for the underlying facts giving rise to an Indemnification Claim specific accruals have been made in the Accounts; or

8.17.6	the Purchaser bases the Indemnification Claim on its own Intellectual Property Rights or those of its Affiliates; or

8.17.7	the Company based on an instruction of the Purchaser or any of its Affiliates have marketed, distributed or licensed any Company Software (including parts thereof or derivatives) other than TuneUp Utilities 2010 “TUU 2010: v 9.0.6000” and TuneUp Utilities 2011 “TUU 2011 v 10.0.4200” and subsequent releases thereof.

8.18	The Seller 1 shall have no liability under or otherwise in connection with this Agreement or the transactions contemplated hereby for any Loss to the extent that it could not have arisen but for, or has been increased or not reduced as a result of:

(a)	any change by Purchaser in the accounting policies, practices or procedures from those used by the Company in its annual financial statements of the previous years (unless such change was required due to the Company’s failure to comply with German GAAP in previous years); or

(b)	the application by the Company following the Closing of accounting policies, practices or procedures in a manner inconsistent with the manner in which they were applied in the annual financial statements of the Company in the previous years (unless a change in application was required due to the Company’s failure to comply with German GAAP prior to the Closing).

8.19	Notwithstanding anything to the contrary in this Agreement, any amount due to the Purchaser for an Indemnification Claim shall have the nature of a reduction of the Purchase Price.

Article 9

Purchaser’s Representations and Warranties and Indemnity

9.1

Purchaser represents and warrants to the Seller 1 that each of the following statements is true, correct, accurate, complete and not misleading as of the date hereof and shall be true, correct, accurate, complete and not misleading at and as of the Closing Date as though made at and as of that time, except to the extent (i) that the relevant representation or warranty is expressly stated only as of a specified earlier date, in which case such representation or warranty shall be true, correct, accurate, complete and not misleading as of such earlier date or (ii) that any statement becomes untrue, incorrect, inaccurate, incomplete, or misleading, due to an action or omission contemplated by this Agreement or the APA, as applicable (it being understood by the Parties that (i) Purchaser shall be liable for any breaches of the representations and warranties irrespective of any fault (verschuldensunabhängig); and (ii) the representations and warranties shall neither constitute a quality agreement (Beschaffenheitsvereinbarung) within the meaning of Section 434 para. 1 BGB, nor a warranty of condition (Beschaffenheitsgarantie) within the meaning of Section 444 BGB but a contractual liability regime of its own kind (vertragliches Haftungsregime sui generis):

9.1.1	The Purchaser is a duly organized and validly existing limited liability company in good standing under the laws of Germany;

9.1.2	Purchaser has the requisite power and authority to enter into and perform this Agreement;

9.1.3	The execution and delivery of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated hereby will not, (i) violate any provisions of the organizational documents of the Purchaser, (ii) require the consent, approval, authorization or order of any court, regulatory body, administrative agency or other governmental body on the part of the Purchaser, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Purchaser, except, in all cases other than violations pursuant to subclauses (i) or (iii) (with respect to federal and state securities laws) above, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, affect the Purchaser’s ability to perform its obligations under this Agreement;

9.1.4	each of the Persons acting on behalf of Purchaser is authorized to sign this Agreement on its behalf and is authorized to effect the transactions subject to this Agreement;

9.1.5	Purchaser has obtained any and all approvals and authorizations required to effect the transactions subject to this Agreement, the authorization and execution of this Agreement, the purchase of the Purchased Shares and the performance of all of the Purchaser’s obligations hereunder, including those given by Purchaser’s shareholders, managing board, mergers and acquisitions committee and supervisory board with the exception, however, of any approvals and authorizations given by the Purchaser’s Guarantor’s lenders under a credit agreement dated March 15, 2011, which are required to effect the transactions subject to this Agreement, the authorization and execution of this Agreement, and the performance of all of the Purchaser’s and Purchaser’s Guarantor’s obligations hereunder (other than the obligations under Article 14). This Agreement constitutes and, when signed by its duly authorized representatives, all other documents contemplated hereby will constitute, valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms; and

9.2	No consent, waiver, permit or other approval or registration, or filing or notice with any court or other governmental entity or other Person is required in connection with the Purchaser’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

9.3	The shares being the subject matter of the Share Exchange Agreement will be shares that fully participate in any Initial Public Offering or any other liquidity event of the AVG business.

Article 10

Tax

10.1	Purchaser shall not be liable in respect of Tax in relation to the Purchased Shares or in relation to the engagement or employment by the Seller 1 of any of the Seller 1’s directors, employees, independent contractors or consultants, due at Closing or arising, accruing or assessed in respect of any period, or in consequence of any transaction carried out on or before the Closing Date, to the extent permitted by applicable law.

10.2	Seller 1 and the Founders shall be responsible for, shall duly and punctually pay and discharge and shall indemnify Purchaser against all Tax in relation to the Purchased Shares and the Contributed Shares existing at the Closing Date or arising, accruing or assessed in respect of any period, or in consequence of any transaction carried out on or before the Closing Date, to the extent permitted by applicable law.

10.3	Seller 1 and the Founders shall pay any and all Tax, and be solely and exclusively responsible for all of Seller 1’s Tax consequences, arising in connection with the sale of the Purchased Shares and the Contributed Shares. Seller 1 shall be responsible for, shall duly and punctually pay and discharge and indemnify the Purchaser and hold it harmless from any liability for such Tax liability, including any interest or penalty thereon and directly related costs.

10.4	Seller 1 shall indemnify Purchaser and the Company and hold them harmless from any Taxes imposed on the Company and/or the Subsidiaries if and to the extent

(a)	such Taxes relate to periods or were caused prior to and including the Closing Date; and

(b)	such Taxes have not been paid by the Company or one of the Subsidiaries (as applicable) prior to the Closing Date or have not been taken into account by way of a liability (Verbindlichkeit) or accrual (Rückstellung) in the Accounts; and

(c)	are not directly or indirectly caused or triggered by any transaction, action, omission, declaration or other measure initiated or executed by the Purchaser or – after the Closing Date – by the Company and/or the Subsidiaries, unless required by mandatory law; and

(d)

do not correspond to or cannot be offset against Tax reductions (Steuerminderung), Tax refunds or any other kind of Tax savings (altogether “Tax Benefits”), in each case arising out of or relating to circumstances triggering the Tax indemnification claim, including but not limited to reciprocal effects (Wechselwirkung) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from a transfer of items relevant for Taxes (e.g. turn-over, income, expenses, VAT payable corresponding to an input VAT refunded etc.) into another Tax assessment period or a transfer of Tax items from one entity to another entity, and occurring after the Closing Date at the tier of the Company, the Purchaser or an entity affiliated with the Purchaser. Thereby it is understood that such Tax Benefit shall be equal to the following amount: (i) face-value of the Tax Benefit if and to the extent the Tax Benefit relates to other Taxes than income taxes (corporate income tax and trade tax), or (ii) the net present value of the Tax Benefit if and to the extent the Tax Benefit relates to income taxes whereby the net present value shall be calculated as of the Closing Date and on the basis of a tax rate of 30% (thirty percent), an equal allocation of the reverse effect over 5 years in the case of fixed assets and 1 year in the case of current assets and liabilities and accruals and an applied discount rate of 3% (three percent); and

(e)	could not be avoided by offsetting taxable profits against any Tax losses carried back or carried forward or interests carried forward that are or were available (including as a result of subsequent Tax audits) in Tax assessment periods or portions thereof ending on or before the Effective Date; and

(f)	is not caused by a change of the law published after the Closing Date.

10.5	Payments by Seller 1 to Purchaser and/or to the Company and/or to the Subsidiary shall be due and payable One (1) month after the receipt by the relevant Seller 1 of a copy of the relevant executionable (vollziehbarer) Tax assessment of the Taxes concerned, however, at the latest, Ten (10) Business Days before the Taxes are payable. At the request of Purchaser, if a Tax Increase suffered by the Company corresponds with a reduction of the Tax base and a Tax reimbursement claim of Seller 1, Seller 1 shall assign such Tax reimbursement claim to Purchaser and/or the Company within the afore-mentioned due date. For the purpose of such transfer, Seller 1 shall sign and execute all declarations and forms legally required (in particular under Section 46 para. 3 German General Tax Code (Abgabenordnung) in order to effect the valid transfer of such Tax reimbursement claim to the Company.

10.6	Purchaser shall procure that Seller 1 is informed in a timely manner of all tax assessments (Steuerbescheide) and announcements of tax audits (Betriebsprüfungen) which may give rise to a claim of Purchaser. Purchaser shall procure that Seller 1 is provided with all relevant documents and other information reasonably required by Seller 1 to evaluate the tax assessments or tax audits and the potential liability of Seller 1 in connection therewith. If and to the extent that tax audits for which Seller 1 may be liable, Seller 1 shall at its request be given the opportunity to instruct, at its own expense, counsel, accountants or auditors in relation to such tax audits and to participate in meetings with tax authorities in relation to such tax audits.

10.7	Purchaser shall take, and shall procure that the Company and the Subsidiaries take, such action as Seller 1 may reasonably require by written notice to Purchaser to avoid, dispute, resist, appeal or otherwise defend against any claim for Taxes for which Seller 1 may be liable. Purchaser shall procure that Seller 1 will be provided with all relevant documents, other information and assistance reasonably required by Seller 1 for the defense. Seller 1 shall (i) keep Purchaser informed of the status of the defense; and (ii) comply with any reasonable requests of Purchaser with respect to any defense necessary to avoid a material adverse effect on significant business interests of Purchaser or the Company and the Subsidiaries. Purchaser and the Company shall be given the opportunity to participate in the defense at their own expense with their own counsel.

10.8	Any claims of Purchaser under this Article 10 shall become time-barred three (3) months after the respective Tax assessment has become non-appealable and finally binding (formell und materiell bestandskräftig).

10.9

Purchaser and Purchaser’s Guarantor will provide or cause to provide to the Seller 1, in order to enable the latter to fulfill his tax reporting obligation according to sec 22 para 3 German Tax Reorganization Act (Umwandlungssteuergesetz) reasonable evidence to what extent Purchaser or Purchaser’ Guarantor still holds TuneUp shares and New AVG GmbH Shares respectively on each of the following seven anniversaries of the grant of the respective Share Exchange Agreement, such evidence to be provided no later than by May 15 for each year.

10.10	For a period of two years from the Closing Date Purchaser and Purchaser’s Guarantor will provide or cause to be provided that Seller 1 will be informed sufficiently in advance of any contemplated direct or indirect transfer of any Purchased Shares or any New AVG GmbH Shares. Purchaser and Purchaser’s Guarantor will use their best efforts to provide or cause to be provided that any such contemplated transfer of such of the Purchased Shares which are subject to the Share Exchange Agreement and/or New AVG GmbH Shares from the Purchaser to any of its Affiliates during the above mentioned two-year-period shall be structured in a way that will not jeopardize the tax neutrality of Seller 1’s and the Founders’ transfer of Purchased Shares in exchange for New AVG GmbH Shares and/or Seller 1’s and the Founders’ transfer of New AVG GmbH Shares in exchange for New AVG NV Shares, respectively. Seller 1 will have, at its own expense, the right to provide reasonable recommendations as to how such tax neutrality would best be ensured.

Article 11

Confidential Information

11.1	For the purposes of this Article, “Confidential Information” means any information or compilation of information that is proprietary to the Parties and which relates to their existing or reasonably foreseeable business, including, but not limited to, Trade Secrets and information contained in or relating to product, processes, techniques, software, tooling, sales techniques, marketing plans or proposals existing or potential customer lists and all other customer information, disclosed by whatever means by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) and includes the provisions and subject matter of this Agreement.

11.2	Each Party undertakes to keep the Confidential Information confidential and not disclose it to any Person, other than as permitted under this Article 11.

11.3	Paragraph 11.2 shall not apply to the disclosure of Confidential Information if and to the extent:

11.3.1	required by any Law or regulation of any country with jurisdiction over the affairs of the Receiving Party;

11.3.2	required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body; or

11.3.3	that such information is in the public domain other than through breach of this Paragraph;

provided that in the case of Paragraphs 11.3.1 and 11.3.2 the Receiving Party will, to the extent reasonably practicable and permitted by such Law or body, promptly notify the Disclosing Party and co-operate with the Disclosing Party regarding the timing and content of such disclosure and any action which the Disclosing Party may reasonably wish to take to challenge the validity of such requirement.

11.4	The Receiving Party may disclose Confidential Information to its Affiliates and to its, and its Representatives and lenders provided it makes each such recipient aware of the obligations of confidentiality assumed by it under this Agreement and provided that it procures that such recipient adheres to the confidentiality obligations hereunder.

Article 12

Non-Competition, Non-Solicitation

12.1	For a period of Three (3) years from the Closing Date, the Seller 1 as well as each of the Founders shall refrain, and shall procure that the Affiliates of Seller 1 refrain, from:

12.1.1	engaging, directly or indirectly, in the development, design, assembly, marketing, distribution or commercialization of, or the rendering of software or services relating to the Company Software or any other software that is derived from, or similar to the Company Software, to customers located in any geographic location where the Company was conducting business on the Closing Date (any of such business activities a “Competing Activity”);

12.1.2	holding, directly or indirectly, any equity interest in any Person engaging, directly or indirectly, in any Competing Activity, except for equity interests that are held as a financial investment only, i.e. do not give Seller 1 or Seller 1’s Affiliates the right, directly or indirectly, to control or exert material influence over the business of the respective Person;

12.1.3	serving as a representative for any Person engaging, directly or indirectly, in any Competing Activity; or

12.1.4	selling or otherwise making available, directly or indirectly, to any Person engaging, directly or indirectly, in any Competing Activity the Company Software, any know-how or other elements of goodwill, trade secrets or other information of a confidential nature of the Company and the Subsidiaries.

12.2	For a period of Three (3) years from the Closing Date, Seller 1 as well as each of the Founders shall refrain, and shall procure that the Affiliates of Seller 1 refrain, from:

12.2.1	influencing or attempting to influence any customer, supplier, consultant or other third party maintaining a contractual or other business relationship with the Company and/or the Subsidiaries to terminate or discontinue such relationship or to reduce the volume of goods or services provided thereunder; or

12.2.2	soliciting or attempting to solicit the service or employment of any current or future director, officer or employee of the Company and/or the Subsidiaries.

Article 13

Notices

13.1	Any notice or other communication to be given under this Agreement shall be given in writing in English and shall be delivered in person or sent by prepaid registered post to the relevant Party at its address appearing in this Agreement:

13.2

If to the Purchaser: Address: AVG Technologies GER GmbH Eschenheimer Anlage 1 For the attention of: Managing Director 60316 Frankfurt am Main Germany	If to Company: Address: TuneUp Software GmbH Rheinstrasse 97 64295 Darmstadt Germany For the attention of: Managing Director

If to Purchaser’s Guarantor: Address: AVG Technologies, N.V. Claude Debussylaan 46 1082 MD Amsterdam The Netherlands For the attention of: Managing Director

If to Christoph Laumann: Address: Martinstr. 81 M, 64285 Darmstadt, Germany For the attention of: Christoph Laumann	If to Tibor Schiemann: Address: Pestalozzistr. 8, 64297 Darmstadt, Germany For the attention of: Tibor Schiemann

If to AVG Technologies CY Limited Address: Claude Debussylaan 46 1082 MD Amsterdam The Netherlands For the attention of: Managing Director	If to Blitz F11-eins-null GmbH Address: Brückenweg 5; 64665 Alsbach, Germany For the attention of: Christoph Laumann/ Tibor Schiemann or at such other address as either Party may notify to the other Party under this Article 13. Any notice or other formal communication that is to be given to multiple Persons shall be deemed to have been given, in accordance with this Article 13, at the time when it was given to the last of such Persons.

13.3	Any notice or other formal communication shall be deemed to have been given:

13.3.1	if delivered, at the time of delivery;

13.3.2	if posted by registered mail (registered international mail if mailed internationally), 10 days after posting; or

13.3.3	if by an overnight courier service which obtains a receipt to evidence delivery, at the time of delivery.

13.4	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or communication was properly addressed and posted.

Article 14

Termination Fee

If Seller 1 and the Founders, acting jointly, or the Purchaser withdraw from this Agreement pursuant to Paragraph 15.1.2 because the Closing Condition in Article 4 has not been satisfied, the Purchaser agrees that it shall pay to Seller 1 a fee of EUR 305,000.00, to Seller 2 a fee of EUR 152,500.00 and to Seller 3 a fee of EUR 152,500.00 (together the “Purchaser Termination Fees”). The Purchaser Termination Fees shall be payable in immediately available funds to Seller 1’s bank account set forth in Schedule 1 with discharging effect for all Sellers.

Article 15

Withdrawal

15.1	This Agreement may be withdrawn (zurücktreten) and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

15.1.1	by written agreement of Purchaser and the Seller 1; or

15.1.2	by the Seller 1 and the Founders, acting jointly, or the Purchaser if the Closing Date shall not have occurred by 31 August 2011; provided, however, that the right to withdraw this Agreement under this Paragraph 15.1.2 shall not be available to any Party whose action or failure to act has caused or resulted in the failure of any of the transactions contemplated by this Agreement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

15.2	In the event of a withdrawal of this Agreement as provided in Paragraph 15.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, or their respective officers, directors or stockholders, if applicable; except that (i) each Party hereto shall remain liable for any breaches of this Agreement prior to its withdrawal, and (ii) that upon withdrawal of this Agreement and the APA, both this Agreement and the APA shall be rewound (rückabgewickelt) and all reciprocal performances already received by the Parties under this Agreement and/or under the APA shall be returned with immediate effect.

15.3	No Party shall have the right to withdraw from this Agreement following Closing, save for any remedies based on willful deceit (arglistige Täuschung) or intentional breach of contract (vorsätzliche Vertragsverletzung).

Article 16

General

16.1	Each of the obligations, representations, warranties and undertakings set out in this Agreement which is not fully performed at Closing will remain in force after Closing.

16.2	Except for an assignment by the Seller 1 to the Founders (or any of them) and as explicitly otherwise permitted by this Agreement, none of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of all the Seller 1 and Purchaser.

16.3	Unless otherwise expressly provided in this Agreement, any rights of retention and set off are excluded, unless the underlying claim is either undisputed or confirmed by a non-appealable (rechtskräftige) decision.

16.4	No delay or omission in exercising any right or power under this Agreement will constitute a waiver of any right or power.

16.5	Each provision of this Agreement is severable and distinct from every other provision. If any provision of this Agreement is found to be illegal, invalid or unenforceable, no other provisions will be affected.

16.6	Any waivers granted in relation to this Agreement shall be valid only if made by execution of an instrument in writing signed on behalf of the Party granting such waiver.

16.7	Any changes or amendments to this Agreement are valid only if made in writing.

16.8	Wherever this Agreement includes English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

16.9	The Purchaser shall primarily seek to enforce any payment obligations of the Seller 1 or the Founders against the Seller 1. If and to the extent Purchaser is unable to satisfy such payment claims against the Seller 1, each of the Founders shall be liable for the respective shortfall severally, but not jointly (Teilschuldnerschaft within the meaning of Section 420 BGB).

Article 17

Entire agreement

This Agreement and the documents referred to in it contain the entire agreement between the Parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the Parties relating to these transactions, including without limitation the Letter of Intent dated May 9, 2011. The Purchaser is aware of certain disclosures by the Company vis-à-vis certain employees of the Company with respect to the contemplated sale of the Company and the Purchaser waives all of its rights it may have under the Letter of Intent against the Company relating to any such disclosures.

Article 18

Guarantee of Purchaser’s Guarantor

Purchaser’s Guarantor hereby unconditionally and irrevocably guarantees (garantiert) the due and punctual performance of any and all obligations of the Purchaser arising from or in connection with this Agreement, including any payment obligations of the Purchaser, including the obligation to pay the Purchase Price. For the avoidance of doubt, if the Purchaser fails to fulfill any of its obligations hereunder when due Purchaser’s Guarantor shall be directly obliged under this guarantee provision.

Article 19

Governing law and jurisdiction

19.1	This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of Germany and that the laws of said state shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

19.2	In the event of any dispute between the Parties arising out of or relating to this Agreement, representatives of the Parties shall, within Ten (10) Business Days of service of a written notice from either Party to the other Party (the “Dispute Notice”), hold a meeting ( “Dispute Meeting”) in an effort to resolve the dispute, at a location to be jointly determined by such Parties. Each Party shall use all reasonable endeavours to send a representative who has authority to settle the dispute to attend the Dispute Meeting.

19.3	Any dispute which is not resolved within Twenty (20) Business Days after the service of a Dispute Notice, whether or not a Dispute Meeting has been held, shall be finally settled in accordance with the Arbitration Agreement attached as Schedule 14. For any dispute arising out of or in connection with this Agreement not capable of being settled by arbitration, the place of exclusive jurisdiction shall be Frankfurt/Main, Germany, to the extent legally permissible.